UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-38802

Castor Maritime Inc.

Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Castor Maritime Inc. (the “Company”) on June 3, 2019, reporting the Company’s results for the six months ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: June 3, 2019

	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

Castor Maritime Inc. Reports Financial Results for the Six Months Ended March 31, 2019

Financial Highlights of the Six Months Ended March 31, 2019:
◾	Voyage revenues: $2.04 million for the six months ended March 31, 2019, as compared to $1.70 million for the six months ended March 31, 2018, a 20% increase
◾	Net income: $0.33 million for the six months ended March 31, 2019, as compared to $0.16 million for the six months ended March 31, 2018, a 107% increase
◾	EBITDA: $0.67 million for the six months ended March 31, 2019, as compared to $0.44 million for the six months ended March 31, 2018, a 50% increase
Limassol, Cyprus, June 3, 2019 - Castor Maritime Inc. (NASDAQ: CTRM), (the “Company”), an international shipping company specializing in the ownership of dry-bulk vessels, announced today its financial results for the six months ended March 31, 2019.
For the six months ended March 31, 2019, voyage revenues increased to $2.04 million from $1.70 million, in the same period of 2018, or 20% increase. EBITDA for the period was $0.67 million, a 50% increase as compared to $0.44 million in the same period of 2018. The daily TCE of our sole fleet vessel for the six months ended March 31, 2019 stood at $10,843, slightly higher than the $10,761 earned during the same period ended March 31, 2018. Average daily OPEX of the vessel for the period came at $4,956, a 5.6% decrease from the respective period of 2018. Cash and cash equivalents as of March 31, 2019 amounted to $2.64 million.
Petros Panagiotidis, the Company’s Chairman and CEO, stated, “We are very pleased with our performance for the six months ended March 31, 2019, the first period we report results as a NASDAQ listed entity. We believe that the dry bulk market will be rewarding in the years to come despite the normal shorter-term volatility exhibited. In this context, we are focused on taking advantage of market opportunities in order to maximize our profitability and opportunistically enlarge our fleet.”

Selected Historical Financial Data	Six Months Ended March 31,
	2018	2019
STATEMENT OF INCOME (In U.S. Dollars, except for shares and per share data)
Voyage revenues, net of address commissions	$1,695,331	$2,038,131
Voyage expenses (including related party commissions)	(48,933)	(64,699)
Vessel operating expenses	(955,725)	(902,061)
Depreciation and amortization	(283,671)	(353,124)
Management fees - related party	(52,920)	(58,240)
Depreciation and amortization	(283,671)	(353,124)
General and administrative expenses
- Company administration expenses	(40,562)	(47,792)
- Public registration costs	(140,761)	(294,411)
Operating income	$172,759	$317,804
Other income/ (expenses)	(12,115)	14,607
Net Income	$160,644	$332,411

LOSS PER SHARE (basic and diluted):
Loss per share	$(0.21)	$(0.40)
Weighted average number of shares outstanding (basic and diluted):
Common shares	2,400,000	2,400,000

	September 30, 2018	March 31, 2019
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$2,110,000	$3,081,267
Vessel, net	7,070,404	6,921,928
Total assets	$9,623,798	$10,241,941
Total current liabilities	149,216	434,948
Common stock	2,400,000	2,400,000
Total shareholders’ equity	$9,474,582	$9,806,993

	Six Months Ended March 31,
CASH FLOW DATA	2018	2019
Net cash provided by operating activities	$105,950	$899,484
Net cash used in investing activities	—	—
Net cash used in financing activities	$—	$—

Set forth below are selected operational and financial statistical data of our Fleet for each of the six month periods ended March 31, 2019 and 2018 that the Company believes are useful in better analyzing trends in its results of operations:
Selected Historical Operational and Other Financial Data	Six Months Ended March 31,
	2018	2019
FLEET PERFORMANCE DATA:
Average number of vessels in operation in period (1)	1	1
Age of vessel in operation at end of period	13.4	14.4
Ownership Days	182	182
Available Days	153	182
Fleet utilization	84%	100%

OTHER FINANCIAL DATA (In U.S. Dollars)
Daily vessel operating expenses	$5,251	$4,956
Daily management fees	291	320
Daily company administration expenses	223	263
Daily Time Charter Equivalent (TCE) Rate (in U.S. Dollars) (2)	10,761	10,843
EBITDA (2)	$444,315	$668,159

(1)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(2)	Non-GAAP Financial Information

Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses and commissions to related party, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):
	Six Months Ended March 31,
(In U.S. Dollars, except for Available Days)	2018	2019
Voyage revenues (net of address commissions)	$1,695,331	$2,038,131
Voyage expenses (including related party commissions)	(48,933)	(64,699)
Time charter equivalent revenues	1,646,398	1,973,432
Available Days	153	182
Time charter equivalent (TCE) rate	$10,761	$10,843
EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to EBITDA	Six months ended March 31,
(In thousands of U.S. Dollars)	2018	2019
Net Income	$160,644	$332,411
Depreciation and amortization	283,671	353,124
Less: Interest Income	—	(17,376)
EBITDA	$444,315	$668,159

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of a dry bulk vessel. The Company’s vessel is employed primarily on medium-term charters and transports a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.

For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com